August 25, 2009

Via EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC  20549-3561

RE:	Triumph Group, Inc.
File Number: 001-12235
Form 8-K Furnished August 3, 2009

Dear Mr. Shenk:

This letter responds to the comment set forth in your letter dated August 11, 2009 to M. David Kornblatt, Executive Vice President, Chief Financial Officer and Treasurer of Triumph Group, Inc. (the “Company”), regarding the Company’s report listed above.  For your convenience, we have restated the Staff’s comment and have provided the Company’s response below the comment.

Form 8-K Furnished August 3, 2009

Exhibit 99.1

1.                                       Refer to your response to prior comment number 1 and earnings release contained in the referenced Form 8-K. If you intend for “EBITDA” to be a non-GAAP measure of liquidity, we expect your reasoning of the usefulness to investors to be solely in this context. In this regard, all references to “results,” “operations.” “operating performance,” “profitability,” “net income” and similar terms do not appear to be related to such a use and should be removed. In connection with this, we cannot concur with your statement that “EBITDA is a generally recognized standard for reporting operating performance.” Also, references to comparisons to other companies do not provide substantive reasons specific to your circumstances in regard to the usefulness of the measure to your investors and should not be made. Additionally, your disclosure should address why you believe it is useful to investors to disregard working capital items and payments for interest and taxes, all of which affect liquidity, but are eliminated by “EBITDA.” Further, we note in your disclosure that “EBITDA” is used to measure compliance with covenants in your credit facility. In this regard, please disclose how the computation of “EBITDA’ presented in your earnings releases relates to that computed for covenant compliance purposes (i.e., whether computations are exactly alike or differ) and provide disclosure of the actual corresponding covenant requirements for the applicable periods presented. If the computations of “EBITDA” differ, explain the significant differences and how the computation in your earnings releases is representative of compliance with your credit facility covenants. Please provide us with a copy of your intended revised disclosure.

RESPONSE:

In response to the Staff’s comment, we have determined that Triumph Group, Inc. will at this time cease disclosing “EBITDA” in its press releases on earnings. We reach this conclusion reluctantly and continue to believe that disclosure of EBITDA, taken together with financial information prepared in accordance with GAAP as we have proposed to continue to do, is consistent with the requirements of the securities laws and the SEC’s rules and regulations thereunder for the reasons advanced in our previous responses to the Staff’s comments.

In connection with the responses above, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.

Sincerely,

/s/ M. David Kornblatt
M. David Kornblatt
Executive Vice President, Chief Financial Officer and Treasurer